UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 thereunder

EPOD SOLAR INC.
(Exact name of registrant as specified in its charter)

Nevada	000-53459	20-3551488
(State or other	(Commission	(IRS Employer
jurisdiction of incorporation)	File Number)	Identification No.)

950 John Daly blvd, Suite 260
Daly City, CA 94015
(Address of principal executive offices)

___________________________________________________
(Former address if changed since last filing)

(650) 491-3449
(Registrant’s telephone number)

__________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
__________________________________________________________________________

EPOD SOLAR INC.

950 John Daly blvd, Suite 260
Daly City, CA 94015

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about December 29, 2010, to the holders of record at the close of business on December 23, 2010 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of EPOD Solar Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by a stock purchase agreement, dated August 18, 2010 (the “Acquisition Agreement”), by and between the Company, Nanotech Industries International Inc., a corporation formed pursuant to the laws of the State of Nevada ("Nanotech") and Joseph Kristul, in his capacity and on behalf of the Nanotech Shareholders (the "Parties"). The Acquisition Agreement was previously disclosed by the Company in a Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on August 18, 2010 and in a Current Report on Form 8-K filed with the SEC on August 30, 2010. Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to EPOD Solar Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

On the Record Date, 5,202,003 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE
COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION
STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On August 18, 2010, the Parties entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of Nanotech from the Nanotech Shareholders, in consideration for the issuance by the Company to the Nanotech Shareholders of an aggregate of 3,381,003 shares of the Company’s common stock representing approximately 65 percent of the outstanding shares (post issuance). The closing of the transactions (“Closing”) contemplated by the Acquisition Agreement on August 30, 2010 (“Closing Date”), resulted in a change of control of the Company.

On August 30, 2010, Mr. Michael Matvieshen submitted his resignation from our Board of Directors and appointed Messrs. Joseph Kristul and Alex Trossman to our Board of Directors. Mr. Matvieshen’s resignation, and the appointments of Messrs. Kristul and Trossman will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following the Closing by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

	Beneficial
	Ownership

Name of Beneficial Owner	Total Shares		Percent of
	(2)		Class (5)

Joseph Kristul (1) Director, President, Treasurer and Chief Executive Officer	500,000	(3)	9.61%
Darin Nellis (1), Secretary	75,000		1.44%
Alex Trossman (1), Director	62,500		1.20%
Michael Matvieshen (4)	-		-
Eugene Shenkar	389,200		7.48%
All Directors and Executive Officers as a Group (4 Persons)	637,500		12.25%

(1)	Executive officer and/or director of the Company. The appointment of Mr. Kristul and of Mr. Trossman shall become effective on the Effective Date.

(2)	In accordance with Rule 13d-3(d)(1) under the Exchange Act, represents the total number of shares of Common Stock owned as of August 30, 2010, the closing date for the Acquisition, and shares of Common Stock acquirable within 60 days of August 30, 2010 through the exercise of stock options.

(3)	Represents 400,000 shares of common stock issued to Mr. Kristul and 100,000 shares issued to his wife, Maria Kristul.

(4)	Former Chief Executive Officer and current director until the Effective Date.

(5)	The percentages listed in the percent of class column are based upon 5,202,003 issued and outstanding shares of Common Stock.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Acquisition Agreement, our Board of Directors consisted of one member, Mr. Michael Matvieshen, who was elected to serve until his successor(s) are duly elected and qualified. Mr. Matvieshen has submitted a letter of resignation and Messrs. Joseph Kristul and Alex Trossman have been appointed to our Board of Directors. Mr. Matvieshen’s resignation, and the appointments of Messrs. Kristul and Trossman will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position(s)

Joseph Kristul (1)	62	Director, President, Treasurer and Chief Executive Officer
Darin Nellis(1)	41	Secretary
Alex Trossman(1)	61	Director
Michael Matvieshen (2)	49	Director and Chief Executive Officer

(1)	Joseph Kristul and Alex Trossman have been appointed as directors of the Company. They will begin service as directors of the Registrant on the Effective Date.

(2)	On August 30, 2010, Michael Matvieshen resigned as an executive officer of the Company. On August 30, 2010 Mr. Matvieshen also resigned as a director of the Company, which will take effect on the Effective Date.

Joseph Kristul, President, CEO, Treasurer and Director

Mr. Kristul is one of the founders and principal financial backers of Nanotech Industries. He has years of experience in international financing with an emphasis on marketing and sales. He is the former Chairman, CEO and co-founder of Transnational Financial Network. At Transnational Mr. Kristul was responsible for overall company management directly overseeing secondary marketing, finance, corporate marketing, investor relations and strategic corporate planning. In 1995, Mr. Kristul created Transnational’s wholesale division, where he developed the company's base of loan brokers and implemented systems and controls to manage the quality of loan products delivered to brokers. In 1999, he took the company public and by 2005 had over 400 employees and $800 million in mortgage loan originations. Mr. Kristul graduated with a Master of Science in Applied Mathematics and Mechanics from the Odessa Physics and Technology University, in Odessa, Russia.

Darin Nellis, Secretary

Mr. Nellis, MBA, has twenty years of experience working in business management and community relations for private, public and non-profit organizations in Africa and the US. His expertise includes strategic planning, marketing, cross-cultural education, youth mentorship and nonviolent conflict resolution. Private sector positions include Director of Corporate Planning and consultant in the area of finance, strategic planning and marketing for several environmental high tech firms including the Eurasian power quality equipment distribution company, Power Quality Holdings and the nanotechnology commercialization company, Nanotech Industries. Non-profit and public positions have included Community Development Officer at The United Way of Greater LA, Loyola Marymount Peace Corps Fellow, Community Development Agent for the U.S. Peace Corps in Mauritania West Africa and Volunteer & Outreach Coordinator for the American Oceans Campaign. Mr. Nellis received his BA from UCLA in International Relations and his MBA in International Business from Loyola Marymount University.

Alex Trossman, Director

Mr. Trossman is directly responsible for the daily running of Nanotech’s operations in Israel including managing the production process, client orders & communication, product documentation and customs issues. Mr. Trossman has nearly 30 years of experience in management and mechanical engineering in Israel working in such positions as Assistant Chief Engineer for Automotive Industries, Ltd.; Chief of the Engineering Department of Rotem-Amfert-Negev, Ltd., a large fertilizer producer; Technical Manager of Galam, Ltd., a Starch, Glucose & Fructose producer; General Manager of Eurotech Israel, Ltd. and as a founding partner and general manager of the Polymate Research Center.

Michael Matvieshen, Director

On June 30, 2009, Michael Matvieshen was elected to serve as a Director of the Company and shall continue to serve in that capacity until the Effective Date. He was appointed as President and Chief Executive Officer of the Company on July 7, 2009 and served in that capacity until he resigned on August 30, 2010. Mr. Matvieshen served as the Chief Executive Officer of EPOD Canada beginning in 2004. Prior to founding EPOD Canada, he was President of Wolverine Resources Inc., a large oil upgrading refinery owned by a venture capital firm. Mr. Matvieshen has also served as Vice-President of Gen5 Tech Corporation, which managed the construction, capital budgeting and start-up of an oil upgrading plant in Alberta, Canada.

Directors are elected until their successors are duly elected and qualified.

Significant Employees

There are no significant employees other than Mr. Kristul.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

None of the following parties has, since the beginning of our last fiscal year and during the fiscal year preceding, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will affect us:

  any of our directors or officers;

  any person proposed as a nominee for election as a director;

  any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of Common Stock;

  any of our promoters; or

  any relative or spouse of any of the foregoing persons who has the same house as such person.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

Because the Common Stock is traded on the OTC Bulletin Board, the Company is not subject to the independence requirements of any securities exchange or the NASD regarding members of the Company’s Board of Directors. We intend, in the future, to use the definition of “independence” of a national securities exchange or of an inter-dealer quotation system which requires that a majority of the Board of Directors be independent.

Board Meetings and Annual Meeting

During the fiscal year ended May 31, 2010, our Board of Directors did not meet. The Board of Directors acted by unanimous written consent in approving the acquisition of Nanotech. We did not hold an annual meeting in 2010.

Board Committees

Since our Board of Directors has not established an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our Board of Directors as a whole, nor has the Board established a corporate governance committee or nominating committee.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies, as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board of Directors will participate in the consideration of director nominees.

The Board is of the opinion that such committees and procedures are currently not necessary, as the Company is an early development stage company, has only one director and, to date, such director has been performing the functions of such committees. When we are able to expand our Board of Directors to include one or more independent directors, our Board of Directors plans to form an audit committee and a corporate governance committee.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended May 31, 2010.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended May 31, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at May 31, 2010. No equity awards were made during the fiscal year ended May 31, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended May 31, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended May 31, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended May 31, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended May 31, 2010.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010, we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. None of our executive officers received any compensation during the last fiscal year.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The current Bylaws of the Company provide that the Company shall indemnify a current or former director, officer, employee or agent of the Company, or a current or former director, officer, employee or agent of another enterprise serving in such capacity at the request of the Company, to the full extent permitted under Nevada law.

The Company is permitted by the Bylaws to purchase and maintain insurance for any of the parties described in the preceding paragraph against any liability, cost, payment or expense, whether or not the Company would have the power to indemnify such person against such liability.

The Company is incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

  By the stockholders;

  By the board of directors by majority vote of a quorum consisting of directors - who were not parties to the action, suit or proceeding;

  If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

  If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:

  does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

  continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Acquisition Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, EPOD Solar Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 29, 2010
EPOD SOLAR INC.

	By:	/s/ Joseph Kristul
Joseph Kristul
Chief Executive Officer